UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from to

Commission file number 1-16625

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bunge Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bunge Limited
1391 Timberlake Manor Parkway
Chesterfield, MO 63017

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020	2

Statements of Changes in Net Assets Available for Benefits for the Years ended December 31, 2021 and 2020	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (held at End of Year) as of December 31, 2021	11

Exhibits

Signature	12

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	Exhibit 23

Report of Independent Registered Public Accounting Firm

To the Participants, Administrator, and Investment
Committee of the Bunge Retirement Savings Plan
Saint Louis, Missouri
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Bunge Retirement Savings Plan (the “Plan”) as of December 31, 2021 and 2020, and the related statements of changes in net assets available for benefits for the years ended December 31, 2021 and 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in the Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2011.

/s/Armanino LLP
St. Louis, Missouri
June 15, 2022

BUNGE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2021 AND 2020

	2021	2020

INVESTMENTS, at fair value:

Mutual funds	$422,087,142	$374,254,839
Bunge Limited common shares	11,234,022	8,941,293
Collective trust fund	4,810,032	5,506,027
Interest bearing cash	4,037,456	3,948,125
Non interest bearing cash	13,162	11,944
Common stock	8,807,869	6,554,661

Total Plan interest in Bunge Defined Contribution - Master Trust	450,989,683	399,216,889

RECEIVABLES:
Notes receivable from participants	3,955,966	4,335,349
Employer contributions	416,968	330,502

Total receivables	4,372,934	4,665,851

NET ASSETS AVAILABLE FOR BENEFITS	$455,362,617	$403,882,740

See notes to financial statements.

BUNGE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020

ADDITIONS:
Participants’ contributions	$15,903,793	$15,868,020
Employer contributions	10,669,058	10,476,233
Rollover contributions	1,847,127	4,027,780
Interest income on notes receivable from participants	188,602	218,993
Plan interest in Bunge Defined Contribution Master Trust:
Investment income — dividends	26,289,220	18,409,461
Investment income — interest	2,670	15,578
Net appreciation in value of investments	33,356,825	48,909,885

Net appreciation of Plan interest in Bunge Defined Contribution Master Trust	59,648,715	67,334,924

Total Additions	88,257,295	97,925,950

DEDUCTIONS:
Benefits paid to participants	36,709,456	44,293,651
Administrative expenses	67,962	91,516

Total Deductions	36,777,418	44,385,167

INCREASE IN NET ASSETS	51,479,877	53,540,783

Plan transfers	—	99,888

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	403,882,740	350,242,069

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$455,362,617	$403,882,740

See notes to financial statements.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
1.BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
The Bunge Retirement Savings Plan (the “Plan”) was established on January 1, 1971. On January 1, 2004, the Plan was amended to include participants from the Bunge Management Services Inc. Savings Plan, the Central Soya and Affiliates Thrift Savings Plan, and the non-union participants from the Bunge North America, Inc. Savings Plan. Significant accounting policies followed by the Plan are as follows.
Basis of Accounting — The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Investment Valuation and Income Recognition — The Plan’s investment in the Bunge Defined Contribution Master Trust (the “Trust”) is presented at fair value, which has been determined based on the fair value of the underlying investments of the Trust. The Trust’s investments include mutual funds, Bunge Limited common shares, other common stock, and interest bearing cash and non interest bearing cash holdings that are stated at estimated fair value based on quoted market prices.
The Collective trust fund is a stable value fund that is composed primarily of fully benefit-responsive investment contracts that are valued at the net asset value of units of the bank collective trust. See Note 11 - Investments Measured Using The Net Asset Value Per Share Practical Expedient, for investments held by the Trust for which fair value is measured using the net asset value per share practical expedient. Certain prior period amounts, which previously reflected investments held by the Plan for which fair value was measured using the net asset value per share practical expedient, have been reclassified to conform to current year presentation.
Sales and purchases of investments are accounted for on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Earnings on investments are allocated to participants based on daily account balances. See Note 9 - Fair Value Measurements for discussion of fair value measurements.
Payment of Benefits — Benefit payments are recorded when paid.
Administrative Expenses — Administrative expenses of the Plan are paid by the participants as provided in the Plan document. Certain expenses of maintaining the Plan are paid directly by Bunge North America, Inc. (the "Company") and are excluded from these financial statements.
Use of Estimates — The preparation of financial statements in conformity with GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, accompanying notes of the Plan financial statements, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in the Trust, which holds various securities, including mutual funds, Bunge Limited common shares, a collective trust fund, other common stock, interest bearing cash holdings and non interest bearing cash holdings. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was enacted and signed into law. The CARES Act allowed qualifying COVID-19 pandemic impacted participants to defer loan payments until December 31, 2020. The CARES Act also provided qualifying COVID-19 pandemic impacted participants with the option to take a coronavirus related distribution (“CRD”) from retirement

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
savings that previously would have been inaccessible or subject to early withdrawal penalties. The CARES Act eliminated the need to take a required minimum distribution in calendar year 2020.
Subsequent Events — The Plan has evaluated subsequent events through June 15, 2022, the date the financial statements were available to be issued.
2.    PLAN DESCRIPTION
The Plan is a defined contribution plan designed to qualify under Section 401(k) of the Internal Revenue Code (“IRC”) and is administered by the Investment Committee (the “Committee”) appointed by the Board of Directors of the Company. The Company has appointed Fidelity Management Trust Company (“Fidelity”) to serve as record keeper, administrator, and trustee of both the Plan and the Trust. The descriptions of Plan terms in the following notes to financial statements are provided for general information purposes only and are qualified in their entirety by reference to the Plan document. Participants should refer to the Plan document for a more complete description of the applicable provisions of the Plan. All non-union employees (except seasonal, temporary and leased employees) employed by Bunge North America, Inc., EGT, LLC, Bunge SCF Grain, LLC, Loders Croklaan USA, LLC, and subsidiaries of these entities which have adopted the Plan (collectively the "Employer Group") are immediately eligible to participate in the Plan. Individual accounts are maintained for each Plan participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
3.    CONTRIBUTIONS AND WITHDRAWALS
Participants may contribute up to 50% of their base salary during the plan year on a pre-tax or Roth after-tax basis. As determined by the IRC’s qualified retirement plan limits, the total amount which a participant could elect to contribute to the Plan on a pre-tax or Roth after-tax basis could not exceed $19,500. However, if a participant reached age 50 by December 31, they are able to contribute an additional $6,500 in “catch up” contributions to the Plan on a pre-tax or Roth after-tax basis. Participants could also contribute regular after-tax contributions, up to an aggregate when combined with pre-tax and Roth after-tax contribution of 50% of compensation. The participants’ contributions, plus any actual earnings thereon, vest immediately.
Monthly matching contributions are made in cash by the Employer Group. Participant contributions are matched at the rate of 100% of the first 3% and 50% of the next 2% of participant pre-tax contributions. All matching contributions vest immediately. For each participant hired or rehired on or after January 1, 2018, the Employer Group will contribute to the Plan on behalf of the participant an amount equal to 5% of the participant's compensation; provided that, in no event shall a participant be eligible to receive an allocation during any plan year in which the participant accrues a benefit under the Bunge U.S. Pension Plan. This contribution has a two-year vesting requirement.
Plan participants may select from a number of investment alternatives for their contributions. Investment choices include various mutual funds, common stock, and the Bunge Common Stock Fund (subject to certain limits) (the “Bunge Fund”). The Bunge Fund pools a participant’s money with that of other employees to buy common shares of Bunge Limited as well as short-term investments designed to allow participants to buy or sell without the usual trade settlement period for individual stock transactions. The value of the participant investment in the Bunge Fund will vary depending on the performance of Bunge Limited, the overall stock market, and the performance and amount of short-term investments held by the Bunge Fund, less any expenses accrued against the Bunge Fund. All dividends and interest earned in the Bunge Fund are reinvested in the Bunge Fund. Participant’s ownership in the Bunge Fund is measured in units of the Bunge Fund instead of common shares.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
Employer Group matching and fixed contributions are allocated to participants based upon the current contribution allocation among investment alternatives elected by the individual participant. Thereafter, employee and employer contributions may be reallocated by the participant among all investment alternatives.
Participants may withdraw their post-tax contributions plus earnings and, in certain circumstances, vested pre-January 1, 2004 Employer Group contributions plus earnings. Vested Employer Group contributions plus earnings may only be withdrawn after all participant post-tax contributions plus earnings have been withdrawn. Participants may not withdraw pre-tax and Roth after-tax contributions except as provided for hardship withdrawals or age 59½ withdrawals permitted by the Plan. Following normal retirement or termination of employment, participants may withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan prior to April 1 following the calendar year in which the participant attains age 72. Participants with account balances less than or equal to $5,000 upon retirement or termination must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan on the date the participant terminates employment. Withdrawals by participants are recorded upon distribution.
The Plan allows participants the option of making qualified (as defined by the Plan document and the IRC) rollover contributions into the Plan. A participant may withdraw all or any portion of their after-tax contribution account or rollover contribution account, including earnings, at any time.
In 2020, as part of the CARES Act, the Plan allowed all eligible employees to take a CRD of up to $100,000, without penalty. Eligible employees are not required to repay this distribution, but the Plan allows for them to repay their Plan account within three years of the date they received their distribution.
4.    NOTES RECEIVABLE FROM PARTICIPANTS
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years with the exception of loans for the purchase of a primary residence which may have a longer term and participants can have no more than one loan outstanding at any given time. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with the prevailing interest rate charged on similar commercial loans by lending institutions as determined by the plan administrator. Loan payments, including interest due, are paid ratably through payroll deductions. As of December 31, 2021, participant loans bear interest rates of 3.75% to 6.50% and mature through June 2051. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid interest. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in the administrative expense.
In 2020, as part of the CARES Act, the Plan allowed for a suspension of loan payments for all eligible employees until December 31, 2020. The suspended loan payments were restarted on January 1, 2021. Suspended loans were re-amortized, with new payment amounts and payoff dates. Also as part of the CARES Act, the Plan allowed participants to borrow 100% of their vested account balance, up to $100,000 less outstanding loan balances, for plan loans made to qualified individuals from March 27, 2020, to September 22, 2020.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
5.    PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants will become 100% vested in their employer contributions.
6.    FEDERAL INCOME TAX STATUS
The Plan obtained its latest determination letter from the Internal Revenue Service on April 16, 2014, stating that the Plan and related trust were designed and in compliance with the applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the state and federal taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
7.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain of the Trust’s investments are in shares of funds offered by Fidelity. Therefore, these transactions qualify as exempt party-in-interest transactions under ERISA. Fees paid by the Plan were $67,962 and $91,516 for the years ended December 31, 2021 and 2020, respectively.
Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.
The Plan allows for participants to invest in the Bunge Fund (subject to certain limits) which holds Bunge Limited common shares, as well as, short-term investments. Bunge Limited is the parent company of the sponsoring Company. The Bunge Fund held 128,553 and 144,214 common shares of Bunge Limited at December 31, 2021 and 2020, respectively of which 120,330 and 136,342 shares were allocated to the Plan at December 31, 2021 and 2020. During 2021 and 2020, the Plan recorded dividend income of $282,264 and $284,621, respectively, and net appreciation in fair value of $3,495,297 and $1,189,188, respectively, from Bunge Limited common shares.
8.    INTEREST IN BUNGE DEFINED CONTRIBUTION MASTER TRUST
The Plan’s investment assets are held in the Trust which was established for the investment of the combined assets of the Plan and other defined contribution plans sponsored by the Company. The assets of the Trust are held, managed, and administered by Fidelity pursuant to the terms of the Bunge Defined Contribution Master Trust. Investment income and administrative expenses relating to the Trust are allocated to the individual participants in the plans based upon individual participant activity. Each participating retirement plan has a divided interest in the Trust.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
The Trust is required to maintain separate accounts reflecting the equitable share of each participating plan in the Trust. The Plan’s equitable share of the Trust cannot be used for the payments of expenses or benefits allocable to any other participating plan.
At December 31, 2021 and 2020, the Plan's interest in the net assets of the Trust was approximately 92.5% and 92.4%, respectively.
The investments of the Trust at December 31, 2021 and 2020 are summarized as follows:

	2021		2020
	Bunge Defined Contribution Master Trust	Plan's Interest in Master Trust	Bunge Defined Contribution Master Trust	Plan's Interest in Master Trust

Cash	$4,220,157	$4,050,618	$4,163,996	$3,960,069

Investments – at fair value:
Mutual funds	453,498,094	422,087,142	402,786,608	374,254,839
Bunge Limited common shares	12,001,708	11,234,022	9,457,554	8,941,293
Collective trust fund	7,598,145	4,810,032	8,391,052	5,506,027
Common stock	10,181,371	8,807,869	7,237,925	6,554,661

Total investment at fair value	483,279,318	446,939,065	427,873,139	395,256,820

Receivables
Notes receivable from participants	4,387,756	3,955,966	4,922,474	4,335,349
Employer contributions	416,968	416,968	330,502	330,502

Total receivables	4,804,724	4,372,934	5,252,976	4,665,851

Total	$492,304,199	$455,362,617	$437,290,111	$403,882,740
The following are net appreciation in the fair value of investments and investment income for the Bunge Defined Contribution Master Trust for the years ended December 31, 2021 and 2020.

	2021	2020

Net appreciation in fair value of investments	$36,448,953	$52,456,688
Investment income	28,073,629	19,806,691
Total	$64,522,582	$72,263,379

9.    FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements.
The various inputs that may be used to determine the value of the Plan’s and Trust’s investments are summarized in three broad levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. There have been no changes in methodologies or investment levels during the years ended December 31, 2021 and 2020.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
Level 1 — Quoted prices (unadjusted) in active markets for identical securities.
Level 2 — Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).
Level 3 — Significant unobservable inputs (including the fund’s own assumptions used to determine the fair value of investments).
The following tables set forth by level within the fair value hierarchy a summary by category of equity securities held by the Trust measured at fair value on a recurring basis at December 31, 2021 and 2020. The tables do not include the Trust’s cash of $4,220,157 and $4,163,996, respectively, in accordance with the disclosure requirements of ASC 820, or the Collective trust fund value of $7,598,145 and $8,391,052 at December 31, 2021 and 2020, respectively, in accordance with the disclosure requirements of ASC 820-10 for certain investments measured at net asset value per share (or its equivalent).

	Fair Value Measurements at December 31, 2021, Using

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$453,498,094	$—	$—	$453,498,094
Bunge Limited common shares	12,001,708	—	—	12,001,708
Common stock	10,181,371	—	—	10,181,371

Total	$475,681,173	$—	$—	$475,681,173

	Fair Value Measurements at December 31, 2020, Using

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$402,786,608	$—	$—	$402,786,608
Bunge Limited common shares	9,457,554	—	—	9,457,554
Common stock	7,237,925	—	—	7,237,925

Total	$419,482,087	$—	$—	$419,482,087

10.    PLAN TRANSFERS
Certain Plan participants also had accounts in another defined contribution plan sponsored by the Company or a company within the same control group. In addition, if a change in a participant’s employment classification occurs during a plan year (for example, transfer from union to non-union classification), the assets related to such participant would be transferred to the applicable plan within the control group for

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
such participant’s new employment status. Such transfer will be made within a reasonable period of time following the change in employment classification. Timing of those transfers may from time-to-time result in plan payables or receivables in the respective plans. Plan transfers included in the statements of changes in net assets available for benefits reflect transfers transfers made for participants employment classification changes during the year. Total assets transferred to the plan were $99,888 for the year ended December 31, 2020.
11.    INVESTMENTS MEASURED USING THE NET ASSET VALUE PER SHARE PRACTICAL EXPEDIENT

The following table summarizes investments held by the Trust for which fair value is measured using the net asset value per share practical expedient as of December 31, 2021 and 2020. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	Fair Value at December 31,		Unfunded Commitments at December 31,
Investment Type	2021	2020	2021	2020	Redemption Frequency	Redemption Notice Period
Collective trust fund	$7,598,145	$8,391,052	$—	$—	Daily	Daily[1]

(1) Withdrawals made on the collective trust can be initiated daily. Plan Sponsor terminations of the contracts can be initiated daily. Disbursements of the funds for Plan Sponsor terminations will be provided as soon as practicable within twelve months following written notice.

12.    DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2021 and 2020:

	2021	2020
Net assets available for benefits per the financial statements	$455,362,617	$403,882,740
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	42,806	192,844
Net assets available for benefits per Form 5500	$455,405,423	$404,075,584

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2021 and 2020:

	2021	2020
Net increase in net assets available for benefits per the financial statements	$51,479,877	$53,540,783
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(150,038)	161,966
Net increase in net assets available for benefits per the Form 5500	$51,329,839	$53,702,749

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2021

(A)	(B) Identity of issue, borrower, lessor, or similar party	(C) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(E) Current Value
*	Participant Loans	Participant Loans	$3,955,966
*	Interest Held in Master Trust	Various (includes Registered Investment Companies, Self directed Brokerage, etc.)	450,989,683
		TOTAL	$454,945,649

*Investment with party-in-interest to the Plan

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Bunge Retirement Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bunge Retirement Savings Plan

Date: June 16, 2022	By:	/s/ Lisa Ware-Alexander
Lisa Ware-Alexander
Plan Administrator